QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

WESTFIELD AMERICA, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(Amounts In Thousands, Except Ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000
		(restated)		(restated)
Income before income taxes	$(6,892)	$12,364	$2,472	$24,782
Add: Minority interest in consolidated real estate affiliates	1,281	1,202	3,374	2,006
Equity in income of unconsolidated real estate affiliates	(4,324)	(1,805)	(8,082)	(3,448)
Distributions from unconsolidated real estate affiliates	6,271	2,147	14,079	5,609
Interest expense	48,021	46,284	95,996	91,716

Total earnings available to cover fixed charges	$44,357	$60,192	$107,839	$120,665

Total fixed charges—interest expensed and capitalized	50,924	$47,114	101,213	$93,255
Total preferred stock dividends	10,529	10,510	21,058	21,020

Total combined fixed charges and preferred stock dividends	61,453	$57,624	122,271	$114,275

Ratio of earnings to fixed charges	0.87x	1.28x	1.07x	1.29x

Ratio of earnings to fixed charges and preferred stock dividends	0.72x	1.04x	0.88x	1.06x

Supplemental Disclosure of Ratio of Funds from Operations to Fixed Charges:
Funds From Operations ("FFO")	45,633	$44,842	93,316	$89,544
Interest expense	48,021	46,284	95,996	91,716

Adjusted FFO available to cover fixed charges	$93,654	$91,126	$189,312	$181,260

Total fixed charges—interest expensed and capitalized	$50,924	$47,114	$101,213	$93,255
Total preferred stock dividends	10,529	10,510	21,058	21,020

Total combined fixed charges and preferred stock dividends	$61,453	$57,624	$122,271	$114,275

Ratio of Adjusted FFO to fixed charges	1.84x	1.93x	1.87x	1.94x

Ratio of Adjusted FFO to fixed charges and preferred stock dividends	1.52x	1.58x	1.55x	1.59x

QuickLinks

EXHIBIT 12
WESTFIELD AMERICA, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES (Amounts In Thousands, Except Ratios)